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                                                                  EXHIBIT (e)(8)

October 10, 2000

VIA HAND DELIVERY
-----------------

Vicki Foshee

Dear Vicki,

This document (the "Amendment") will serve as an amendment to your offer letter dated December 10, 1999 and also serves to provide additional terms and conditions to the vesting portion of the following stock option grants: (i) 85,000 granted on December 15, 1999 and (ii) 100,000 granted on May 24, 2000.

In the event of a termination without "Cause" or a resignation for "Good Reason," provided that either occurs not later than one year after a "Change in Control" you will be entitled, as your sole remedy and in exchange for a full waiver of all claims in a form satisfactory to the Company, to (i) a waiver of the one-year vesting cliff provision, if applicable at that time for each grant, and all vesting accrued upon such termination or resignation; (ii) six (6) months' accelerated vesting per grant or an amount of acceleration that will bring you to 50% vesting in each of your grants, whichever is greater and (iii) six (6) months continued salary and benefits.

For the purposes of this Amendment, for "Cause" is defined as a termination bases upon: (i) theft, dishonesty, or falsification or any employment or Company records; (ii) conviction of a felony or any act involving moral turpitude; (iii) failure to perform any reasonable, assigned duties after written notice from the Company of, and a reasonable opportunity to correct, such failure; (iv) improper disclosure of the Company's confidential or proprietary information; or (v) any act undertaken by you which, at the time, is likely to materially harm the Company's reputation or business.

For the purposes of this Amendment, "Good Reason" is defined as your resignation, provided that you give notice to the Company of your intention to resign and the Company faIls to cure the underlying condition within a reasonable period: (i) the Company, its successor or assign decreases your base salary; (ii) the Company its successor or assign makes a material, adverse change in your title, authority, responsibilities or duties immediately prior to such change; (iii) the Company, its successor or assign requires your relocation to a work place location outside the San Francisco Bay Area (i.e., Outside Marin County, Contra Costa County, Alameda County, SaN Francisco County, San Mateo County or Santa Clara County); (iv) the Company, its successor or assign materially breaches any provision of this Amendment; or (v) the Company fails to obtain the assumption of the obligations set forth in this Amendment by any successor or assign of the Company.

For the purposes of this Amendment, "Change in Control" is defined as any of the following transactions, provided that the shareholders of the Company, immediately before the transaction, do not retain, immediately after the transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding stock of the Company or its successor, or, in the case of a transaction described in clause (iii) below, of the corporation or corporations to which the assets of the Company were transferred: (i) the direct or

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indirect sale or exchange in a single or series or related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party;
(iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company.

This Amendment may not be modified or amended except by a written agreement signed by both parties. Nothing in this Amendment revises or may be construed to revise in any way the character of your employment with the Company, which the parties hereby re-confirm is at-will, voluntarily entered into and for no specified period. You remain free to resign at any time, for any reason, for no reason, or for Good Reason, as you deem appropriate and the Company retains the right to terminate and may terminate your employment at any time, for any reason or no reason, with or without Cause. Any such events shall be without penalty or payment by either party, except exclusively with respect to the accelerated vesting provisions set forth herein, which the parties have negotiated in lieu of other remedies.

In addition to the above changes, the offer letter between you and the Company is amended to include the following mediation requirement: The parties agree that prior to taking any formal step toward a proceeding relating to disputes or claims arising out of employment relationship between the parties, including compensation matters or termination of the employment relationship (including but not limited to claims of wrongful termination or age, sex, disability, race or other discrimination or harassment), whether such claims are pursued through litigation, arbitration, Labor Commission activities or otherwise, the parties will in good faith prepare for and participate in a one-day mediation of the dispute with a mutually agreed-upon mediator.

To indicate your acceptance of this Amendment please sign and date immediately below. This offer is highly confidential, and may not be disclosed to anyone within or without the Company by you, except to your formal professional advisors.

Regards,


/s/ Patti Hart
-----------------------------
Patti Hart, President and CEO


Agreed to and Accepted:

 /s/ Vicki Foshee                10/12/00
-----------------------------------------
Vicki Foshee                         Date

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December 10, 1999

Ms. Vicki G. Foshee
553 Oak Avenue
San Bruno, CA 94066

Dear Vicki,

I am pleased to offer you the regular full time position of Vice President, Carrier Services reporting to the Senior Vice President, Business Development with a tentative start date of January 4, 2000.

If you accept this offer, you will receive a monthly salary of $12,500.00 which will be paid in two installments, on the fifteenth and last day of each month, in accordance with the Company's normal payroll procedures.

You will also receive a signing bonus totaling $20,000.00 which will be paid to you in the first regularly scheduled payroll after commencement of employment. This payment will be treated as a bonus for income tax purposes, which means that normal withholding will be required.

If you accept this offer, upon approval by the Company's Board of Directors you will be granted options to purchase 85,000 shares of the Company's common stock with a per share purchase price equal to the fair market value at the time of the grant. The options will vest over a four-year period, with 12.5% vesting after six months of continuous employment. After the first six months, 1/42nd of the remaining options will vest on the first day of each month that you work continuously as a regular employee of the Company.

Telocity offers full medical and dental coverage benefits for its employees, for which you will become eligible on your first day of employment. The Company offers a 401(k) Savings Plan and section 125 Pretax Savings for which you will be eligible for on the 1st of the following month of employment.

If you choose to accept the offer, your employment with the Company will be voluntarily entered into and will be for no specified period. As a result, you will be free to resign at any time, for any reason or for no reason, as you deem appropriate. The Company will have a similar right and may terminate your employment at any time, with or without cause.

For purposes of federal immigration law, you will be required to provide the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three business days of your date of hire, or our employment relationship with you may be terminated. You will also be required to sign an Employee Inventions and Proprietary Rights Assignment Agreement as a condition of your employment.

In the event of any dispute or claim relating to or arising out of our employment relationship, this agreement, or the termination of our employment relationship (including but not limited to claims of wrongful termination or age, sex, disability, race or other discrimination or

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harassment), you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association in Santa Clara County, California. By making this agreement, both you and the Company waive our respective rights to have such disputes tried by a court or jury. However, we agree that this arbitration provision will not apply to any disputes or claims relating to the misuse or misappropriation of trade secrets or proprietary information.

This letter and the Employee Inventions and Proprietary Rights Assignment Agreement set forth terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement signed by both parties.

To indicate your acceptance of the Company's offer, please sign and date this letter, and the enclosed Employee Inventions and Proprietary Rights Agreement. Return both pages of this letter by fax to our confidential fax number 408 777-4043, no later than December 14, 1999. A duplicate original of the letter and the Employee Inventions and Proprietary Rights Agreement is enclosed for your files. Please keep them in a secure place. This offer is highly confidential, so please do not disclose its terms to anyone other than your advisor(s).
Please bring both the originals of the letter and the Agreement with you on your first day with the Company.

We at Telocity are excited about the prospect of you joining our team. We look forward to working together.

Sincerely,


Regina Wiedemann
Senior Vice President, Business Development

Enclosures

Agreed to and Accepted:


/s/ Vickie Foshee      12/14/99
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Vickie Foshee              Date

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